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                                  EXHIBIT 28.1

FOR RELEASE:  IMMEDIATELY

         THE ARNOLD PALMER GOLF COMPANY ANNOUNCES APPROVAL OF MERGER AND
                     CONSUMMATION OF MANAGEMENT-LED BUY-OUT

OOLTEWAH, TENNESSEE, SEPTEMBER 22, 1999 - The Arnold Palmer Golf Company (OTC Bulletin Board: APGC) announced today that its shareholders at a Special Meeting of Shareholders have adopted and approved a merger agreement with APGC Holdings Company, LLC pursuant to which a wholly-owned subsidiary of APGC Holdings Company, LLC, has merged with The Arnold Palmer Golf Company with public shareholders to receive a net price of $1.20 per share cash. Upon the consummation of the merger, the shares of the Company will no longer be publicly-traded.

          The board of directors of the Company, relying upon the recommendation of a specially-appointed committee of independent directors and the report of the investment banking subsidiary of BB&T Corporation, Scott & Stringfellow, Inc., that such transaction is fair from a financial point of view to the Company shareholders, had previously approved the transaction and recommended to the Company shareholders that the merger be approved. A Letter of Transmittal for submitting shares will be mailed to shareholders as soon as possible.

          The Arnold Palmer Golf Company manufactures, markets and distributes golf equipment under the brand names of its three franchise divisions: PALMER; HOTZ golf bags; and the recently-introduced NancyLopezGolf equipment and products.

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For further information, please contact:

          Mike Alday, Beth McCombs
          Alday Communications, Inc.
          (615) 791-1535